Vertical Computer Systems, Inc.
                           201 Main Street, Suite 1175
                              Fort Worth, TX 76102


May 25, 2006

VIA EDGAR & OVERNIGHT DELIVERY
------------------------------

Mr. Daniel L. Gordon
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 4561
Washington, DC  20549

Re:      Vertical Computer Systems, Inc.
         Form 10-KSB for the year ended December 31, 2005
         Filed 4/14/06
         File No. 0-28685

Dear Mr. Gordon:

      This letter has been prepared in response to your request for Vertical Computer Systems, Inc. ("Vertical" or the "Company") to respond to the comments of the United States Securities and Exchange Commission (the "SEC" or the "Commission") as memorialized in your May 16, 2006 letter to me (the "Comment Letter") concerning the above-referenced Form 10-KSB for the fiscal year ended December 31, 2005 (the "Form 10-KSB").

      The Company's responses to the Comment Letter appear below in boldface capitalization after a recitation of the relevant comment.

Consolidated Balance Sheets, page F-3
-------------------------------------

COMMENT 1:        We note that over half of your total  assets are  comprised of accounts  receivable,  but the substance of the receivables is
                  not   discussed  in  the  notes  to   consolidated   financial
                  statements. Please tell us if there are any individually significant receivables and advise us of the collection history related to these accounts. In future filings, revise your critical accounting policies disclosure to discuss how you assess the collectibility of accounts, receivable.

RESPONSE:         THE  COMPANY  HAD NO AR  BALANCES IN EXCESS OF 10% AT YEAR END
                  for 2004.  THE COMPANY HAD THE FOLLOWING AR BALANCES IN EXCESS
                  OF 10% AT YEAR END FOR 2005:

                  2005 Balance at 12-31-05    Major payments     Date of Payment
                  --------------------------------------------------------------

                  $123,624                    $75,659            02/01/06
                  $151,237                    $129,761           01/04/06

                  THERE WERE NO COLLECTIBLE ISSUES WITH ANY OF THE COMPANY'S LARGE AR ACCOUNTS. IN FUTURE FILINGS, THE COMPANY WILL INCLUDE A DESCRIPTION OF HOW WE ASSESS THE COLLECTIBILITY OF ACCOUNTS RECEIVABLE AND WHETHER A CONCENTRATION EXISTS.

Notes to Consolidated Financial Statements
------------------------------------------


Note 13. Stock Options and Warrants, page F-33
----------------------------------------------

COMMENT 2:        You   disclose   that   most   options   are   non-assignable,
                  non-transferrable, vested on the date of grant, and usually expire three years from the date of grant. However, we note that 2.4 million incentive stock options were not vested as of December 31, 2005. Please revise in future filings to clarify the terms of your stock options and warrants outstanding and disclose your accounting policy for recognizing compensation expense related to these awards.

RESPONSE:         THE  COMPANY  ACKNOWLEDGES  THE  COMMISIONS  COMMENT  AND WILL
                  CLARIFY  THE  TERMS  OF STOCK  OPTIONS  AND  WARRANTS  ISSUED,
                  VESTING,  AND OUTSTANDING AS WELL AS THE COMPANY'S  ACCOUNTING
                  POLICY FOR RECOGNIZING  COMPENSATION  EXPENSE RELATED TO THESE
                  AWARDS IN ALL FUTURE FILINGS.


Exhibit 31
----------

COMMENT 3:        In future filings please remove  reference to the title of the certifying officers in the first line as the certifications are required to be made in a personal capacity.

RESPONSE:         THE COMPANY  ACKNOWLEDGES  THE  COMMISSION'S  COMMENT AND WILL
                  REMOVE  REFERENCES TO THE TITLE(S) OF THE CERTIFYING  OFFICERS
                  IN THE FIRST LINE OF ALL FUTURE CERTIFICATIONS.

  Should you have any questions concerning this Response Letter, please contact me at (323) 842-5241


                                           Very truly yours,


                                           /s/ Richard Wade
                                           ----------------
                                           Richard Wade
                                           President and Chief Executive Officer


cc:    Clayton E. Parker, Esq. and Christopher J. DeLise, Esq., Kirkpatrick &
Lockhart Nicholson Graham, LLP